Ex-12a


                                                     Idaho Power Company
                                             Consolidated Financial Information
                                       Supplemental Ratio of Earnings to Fixed Charges

                                                                                                                 Twelve Months
                                                             Twelve Months Ended December 31,                        Ended
                                                                  (Thousands of Dollars)                         September 30,

                                                   1993         1994         1995         1996         1997          1998
Computation of Ratio of Earnings to
  Fixed Charges:
    Consolidated net income.....................  $84,464      $74,930      $86,921      $90,618      $92,274        $95,654

Income taxes:
    Income taxes (incl amounts charged
     to other income and deductions)............   38,057       35,307       49,498       51,316       47,559         45,376
    Investment tax credit adjustment............   (1,583)      (1,064)      (1,086)         776       (1,087)          (376)
          Total income taxes....................   36,474       34,243       48,412       52,092       46,472         45,000

Income before income taxes......................  120,938      109,173      135,333      142,710      138,746        140,654

Fixed Charges:
    Interest  on long-term debt.................   53,706       51,172       51,147       52,165       53,215         52,309
     expense and premium - net..................      507          567          567          594          653            652
    Interest on short-term bank loans...........      220        1,157        3,144        2,269        2,902          2,939
    Other interest..............................    2,023        1,538        1,598        2,319        3,990          5,321
    Interest portion of rentals.................    1,077          794          925          991          982            947

          Total fixed charges...................   57,533       55,228       57,381       58,338       61,742         62,168

    Supplemental increment to fixed charges*  ..    2,631        2,622        2,611        2,600        2,574          2,576

          Total supplemental fixed charges......   60,164       57,850       59,992       60,938       64,316         64,744

Supplemental Earnings  - as defined............. $181,102     $167,023     $195,325     $203,648     $203,062       $205,398

Supplemental Ratio of earnings to fixed
   charges                                          3.01x        2.89x        3.26x        3.34x        3.16x          3.17x
<F1>
* Explanation of increment:
    Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam Inc. notes which are already included in operating expense.
                                                                                                               Exhibit 12-A